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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Utilicraft Aerospace Industries, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
91801E 10 9
(CUSIP Number)
September 30, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	91801E 10 9	Page	2	of	4

1	NAMES OF REPORTING PERSONS Patricia Parsons

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		12,827,905

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,827,905

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,827,905

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1.
This Schedule 13G relates to common stock issued by Utilicraft Aerospace Industries, Inc., a Nevada corporation (the “Issuer”) having its principal office at 7339 Passeo Del Volcan, Albuquerque, New Mexico, 87121.
Item 2.
This Schedule 13G is being filed by Patricia Parsons, an individual citizen of the United States of America, whose principal residence address is 2820 Sugarloaf Club Drive, Duluth, GA 30097. The securities to which this Schedule 13G relates are the common stock, par value $.0001 per share of the Issuer, CUSIP number 9180E109. In addition, Patricia Parsons is the holder of warrants to purchase said common stock.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4. Ownership.
At the effective date of the current SB-2 Registration Statement filed for the Issuer, Patricia Parsons was the legal owner and had the sole power to vote and dispose of 14,397,625 shares of the common stock of the Issuer. In addition, Patricia Parsons was, for purposes of this Schedule 13G, the beneficial owner of an additional 1,200,000 common shares by virtue of her holding a warrant to acquire such additional shares. The resulting total shares for which Patricia Parsons was deemed to be the beneficial owner is 15,597,625. Said shares represented 7.3% of the common stock of the Issuer. Since the effective date of the SB-2 Registration Statement, Patricia Parsons has sold 2,769,720 shares of common stock and is presently the beneficial owner of 12,827,905 shares of the common stock of the Issuer, which shares represent 5.9% of the issued and outstanding common stock of the Issuer based upon the 216,425,989 shares of common stock outstanding as indicated by the most recent Form 10Q filed by the Issuer and the 1,200,000 warrants to purchase common stock held by Patricia Parsons.
Item 5. Ownership of Five Percent of Less of a Class
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not Applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 3, 2007

Date

/s/ Patricia Parsons

Patricia Parsons
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)